FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential treatment requested by AT&T Inc.

                    December 21, 2012

Ms. Sharon Virga
Senior Staff Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 3720
Washington, DC 20459

Re:           Staff Conference Call on December 14, 2012

Dear Ms.Virga:

As requested during our phone conversation on December 14, 2012, we are supplementally providing the enclosed narrative on events in 2011 related to the reorganization of our reporting structure and the resulting reassignment of goodwill for our 3-screen business and the events in 2011 and 2012 related to the impairment of goodwill for our print and Internet directory business.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, we respectfully request that the enclosed materials be returned to the undersigned once the Staff’s review has been completed.

We also respectfully request confidential treatment of the narrative as well as this letter, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”) on the basis that the material provided includes confidential financial and commercial information related to AT&T Inc.  Please promptly inform the undersigned of any request regarding this correspondence made pursuant to the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”) or otherwise, so that we may substantiate our request for confidential treatment.  Pursuant to Rule 83, a copy of this request, without the narrative, is also being provided to the Commission’s Office of Freedom of Information and Privacy Act Operations.  In addition, the narrative is marked “Confidential Treatment Requested by AT&T pursuant to Rule 83.”

If you have any questions, please do not hesitate to contact me at 214-757-3220 or ps0278@att.com.

Sincerely,

/s/ Paul Stephens

Paul Stephens
Sr Vice President and Controller

cc:       FOIA Officer
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street NE, Mail Stop 2736
Washington, DC  20549-2736

DOC#001
       Confidential Treatment Requested by AT&T Inc. pursuant to Rule 83                                                                                                                Page 1

AT&T
Advertising Solutions Reorganization and Sale Timeline

Advertising Solutions Reorganization
Throughout the course of the past several years, we have evaluated the option of selling our print and Internet directory business as well as other options for the operation of that business.  In the first quarter of 2011, we received an indication of interest from [*******************************] to purchase our print and Internet directory business for $[*.*] to $[*.*********] (this excluded the 3-screen business, which had an estimated fair value of $[*.*********]).  At that time, we were managing and reporting our print and Internet directory business with our 3-Screen business which collectively comprised our Advertising Solutions segment.  The carrying value of the total Advertising Solutions segment was approximately $5.1 billion.

Through the first and second quarter of 2011, we continued negotiations with the potential buyer including initial due diligence procedures for the sale of the print and Internet directory business.  In May 2011, we decided to move our 3-screen business from the Advertising Solutions segment to the Wireline segment.  This move reflected management’s decision that the 3-screen business would be managed prospectively with the Wireline business. This move also reflected the decision that any possible sale of our Advertising Solutions business would not include our 3-screen business.  This decision to change the structure of the reporting units resulted in a separate legal structure and separate accounting for the 3-screen business.

However, we elected in May 2011 not to change the internal reports used by our Chief Operating Decision Maker (CODM) largely due to the immaterial nature of the change.  Despite the fact that we did not make the change in the internal reports used by our CODM for the second quarter of 2011, we believe that the decision made in May to separate our 3-screen business from our print and Internet directory business resulted in the requirement to reallocate the goodwill between the Advertising Solutions and Wireline segments.  However, due to the immateriality of the change and the absence of an indicator that a goodwill impairment existed, we did not reassign goodwill among the segments until the fourth quarter when the fair value allocation was completed. At that time, we reflected the reallocation of goodwill attributed to the 3-screen business to the Wireline segment.  We did update our internal reports effective for the third quarter to reflect the 3-screen business results as part of our Wireline segment.

Advertising Solutions Goodwill Impairment
From the perspective of identifying any indications of impairment, in the fourth quarter of 2010, we performed our annual test of impairment for goodwill for all our segments using both a market approach and an income approach and no indication of impairment was noted.  As mentioned above, in the first quarter of 2011, we received an initial indication of interest to purchase our print and Internet directory business for $[*.*] to $[*.*********************************************], which supported our conclusion that no impairment indicator existed.  Through initial due diligence procedures and further negotiations with this potential buyer, the indicated purchase price for the print and Internet business (excluding the 3-screen business) [***************************************] June 2011.  In order to assure ourselves that we did not have an indication of impairment for the second quarter of 2011, we performed a high level review of our results of the business through May compared to the forecasted cash flows used in the fourth quarter 2010 impairment test and noted that the segment was performing in line with, and slightly better than forecasted EBITDA.  Based on that fact and considering the value of the 3-screen business, we determined that an indication of impairment of goodwill did not exist.  While we considered a sale of the print and Internet directory business, we also continued to operate the business.  We had not committed to a plan to sell the business nor had we determined a sale was probable and expected to be completed within one year.  In July 2011, the transaction with the potential buyer was abandoned after they were

DOC#002
Confidential Treatment Requested by AT&T Inc. pursuant to Rule 83                                                                                                                Page 2

unable to obtain the authorization within their corporate governance to consummate the transaction.

Near the end of September, we elicited preliminary, non-binding offers for the print and Internet directory business from private equity firms, which were lower than the offers being negotiated with [*****************************].  At this point, management had not committed to a plan to sell the business, but continued to evaluate market opportunities with [*********************************] private equity firms.  Considering the continued performance of the print and Internet business in line with our forecasts and the recent indications of value [******************************], we considered the valuation inputs received from [**************] to represent the most advantageous market and, therefore, gave little weight to the preliminary offers received at that time from the private equity firms. As a result, we concluded for the third quarter of 2011 that it was not more likely than not that the fair value of the reporting unit was less than the carrying value of the reporting unit.

In the fourth quarter, discussions with one private equity firm began in earnest and we began an initial due diligence process with them as market developments indicated that [****************] would be unlikely to pursue a transaction with us.  At the same time, we also initiated our annual goodwill impairment assessment utilizing the recently developed forecasts for the print and Internet business, which reflected greater deterioration in the print directory revenues, tempered with slightly improved forecasted Internet directory growth.  This emerging forecast change significantly affected our fourth quarter 2011 valuation as the print directory revenues generated high margins while the Internet directory products generated lower margins, thus lowering the overall forecasted cash flows from the business.  We engaged an outside valuation firm, [*************], to perform the valuation on the print and Internet directory business.  Their valuation results under the market approach showed a sharp decline in value from $[*.*] to $[*.*********] in May 2011 to a market approach value of $[*.*] to $[*.*********] in October 2011.  Using the income approach, their indications of value went from $[*.*] to $[*.*********] in May 2011 down to $[*.*] to $[*.*********] in October 2011.  As a result of the valuation assessment, we failed step one of our goodwill impairment assessment and performed step two of the goodwill impairment test which resulted in a impairment loss of $2.7 billion recognized in the fourth quarter of 2011.

Due diligence with the private equity firm continued throughout the fourth quarter of 2011 and the first quarter of 2012.  In April 2012, final terms were reached, management and our Board of Directors committed to a plan to pursue the transaction, and an announcement was issued on April 9, 2012.  The transaction with Cerebus closed on May 8, 2012 and we recognized a $25.3 million loss on the sale.